Exhibit 8.1

May 27, 2003

1675 Broadway

New York, New York 10019-5820

Main Tel (212) 506-2500

Main Fax (212) 262-1910

www.mayerbrownrowe.com

The Old Evangeline Downs, L.L.C.

P.O. Box 90270

Lafayette, LA 70509-027

Re:	Exchange of 13% Senior Secured Notes due 2010 with Contingent Interest of The Old Evangeline Downs, L.L.C., for Outstanding 13% Senior Secured Notes due 2010 with Contingent Interest of The Old Evangeline Downs, L.L.C.

Ladies and Gentlemen:

We have acted as special tax counsel to The Old Evangeline Downs, L.L.C. (“OED”) and The Old Evangeline Downs Capital Corp. (together with OED, the “Issuers”), in connection with the proposed exchange offer (the “Exchange Offer”) of U.S. $123,200,000 aggregate principal amount of 13% Senior Secured Notes due 2010 with Contingent Interest (the “New Notes”) for any and all outstanding 13% Senior Secured Notes due 2010 with Contingent Interest (the “Old Notes,” and together with the New Notes, the “Notes”). Both the Old Notes and the New Notes have been or will be issued under an indenture, dated as of February 25, 2003, among the Issuers, the Guarantors1 and U.S. Bank National Association (the “Indenture”).

In preparing our opinion, we have reviewed the registration statement on SEC Form S-4 prepared by the Issuers in connection with the Exchange Offer (the “Registration Statement”), the Indenture, and such other documents as we believed necessary for purposes of delivering this opinion. Our opinion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), applicable Treasury regulations (the “Regulations”), and public administrative and judicial interpretations of the Code and Regulations, all of which are subject to change, possibly with retroactive effect.

Based on the foregoing, we hereby confirm that the matters of law or legal conclusions as set forth under “Specific Federal Income Tax Considerations” (the “Discussion”) in the prospectus with respect to the Exchange Offer (the “Prospectus”),

[1]	Capitalized terms used herein without definition have the meanings ascribed to them in the Registration Statement.

Brussels Charlotte Chicago Cologne Frankfurt Houston London Los Angeles Manchester New York Palo Alto Paris Washington, D.C.

Independent Mexico City Correspondent: Jauregui, Navarrete, Nader y Rojas, S.C.

Mayer, Brown, Rowe & Maw is a U.S. General Partnership. We operate in combination with our associated English partnership in the offices listed above.

MAYER, BROWN, ROWE & MAW

May 27, 2003

which forms part of the Registration Statement, constitute our opinion as to the material federal income tax consequences that are expected to result from the exchange of Old Notes for New Notes and of the purchase, ownership and disposition of the Notes.

The Discussion does not cover all aspects of United States federal income taxation that may be relevant to, or the actual tax effect that matters described therein will have on, any particular holder, and it does not address foreign, state or local tax consequences.

Our opinion may change if (i) the applicable law changes, (ii) any of the facts with respect to the Exchange Offer as included in the Registration Statement or the Indenture, or (iii) the conduct of the parties is materially inconsistent with the facts reflected in the Registration Statement or the Indenture.

Our opinion represents only our legal judgment based on current law and the facts described above. Our opinion has no binding effect on the Internal Revenue Service or the courts. The Internal Revenue Service may take a position contrary to our opinion, and if the matter is litigated, a court may reach a decision contrary to our opinion.

We consent to the filing of this opinion as an exhibit to the Registration Statement and to the references to Mayer, Brown, Rowe & Maw under the caption “Legal Matters” in the Prospectus, which forms part of the Registration Statement.

Sincerely,

MAYER, BROWN, ROWE & MAW